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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)


                                 Ugly Duckling Corporation
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                                (Name of Issuer)

                                 Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                 903512 10 1
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                                 (CUSIP Number)

                                 Christopher D. Johnson, Esq.
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                                 Squire, Sanders & Dempsey, LLP
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                                 40 North Central Avenue, Suite 2700
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                                 Phoenix, AZ 85004
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                                 (602) 528-4000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 September 24, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
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CUSIP No.: 903512 10 1

      1.    Name of Reporting Person.
            I.R.S. Identification Nos. of above persons (entities only).

            Ernest C. Garcia, II
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [X]

            (b)
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      3.    SEC Use Only
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      4.    Source of Funds (See Instructions): PF, OO
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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)
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      6.    Citizenship or Place of Organization: United States of America
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                  7.    Sole Voting Power:  6,907,100 (includes options to
Number of               purchase 40,000 shares)
Shares Bene-
ficially by       8.    Shared Voting Power:  -0-
Owned by Each
Reporting         9.    Sole Dispositive Power: 6,907,100 (includes options
Person With             to purchase 40,000 shares)

                  10.   Shared Dispositive Power:  -0-
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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
6,907,100 (includes options to purchase 40,000 shares)
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      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
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      13.   Percent of Class Represented by Amount in Row (11): 56.1%
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      14.   Type of Reporting Person (See Instruction): IN
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Pursuant to Rule 13d-2 of Regulation 13D of the General Rules and Regulations
under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the
Schedule 13D statement (the "Schedule 13D"), dated September 14, 2000, as amended by Amendment No. 1 dated October 4, 2000, Amendment No. 2 dated October 30, 2000, Amendment No. 3 dated November 16, 2000, Amendment No. 4 dated January 31, 2001, Amendment No. 5 dated March 5, 2001 and Amendment No. 6 dated April 16, 2001, relating to the shares of common stock, $.001 par value per share (the "Common Stock"), of Ugly Duckling Corporation (the "Company") is hereby amended (this "Amendment No. 7") to update certain information regarding Ernest C. Garcia, II and to remove Gregory B. Sullivan from this Schedule 13D as the facts no longer support his inclusion pursuant to Rule 13d-5(b)(1). Except as expressly set forth in this Amendment No. 7, all information in the Schedule 13D remains unchanged.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Ernest C. Garcia, II, a United States citizen. Mr. Garcia's business address is 2575 E. Camelback Road, Suite 700, Phoenix, AZ 85016. Mr. Garcia's business telephone number is (602) 778-5000. The principal business address of the Company is 2525 E. Camelback Road, Suite 500, Phoenix, AZ 85016. During the past five years, Mr. Garcia has served as the Chairman of the Board of Directors of the Company. In addition, from 1992 to July 1999, Mr. Garcia served as Chief Executive Officer of the Company. Also, during the past five years, Mr. Garcia has served as the sole director and President of Verde Investments, Inc. ("Verde"), which is wholly owned by Mr. Garcia and his wife. Verde is an Arizona corporation engaged in commercial real estate investments. Since November 1998, Mr. Garcia has served as the Managing Director of Verde Reinsurance Company, Ltd. ("VRC") a Nevis Island corporation and a U.S. taxpayer wholly owned by Mr. Garcia and his wife, which is engaged in property and casualty reinsurance. During the past year, Mr. Garcia has served as the sole director and President of Cygnet Capital Corporation ("Cygnet"), an Arizona corporation wholly owned by Mr. Garcia and his wife, which is engaged in commercial lending. The principal business address of Verde, VRC and Cygnet is 2575 E. Camelback Road, Suite 700, Phoenix, AZ 85016. During the last five years, Mr. Garcia has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has or would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Mr. Sullivan is currently not a member of a group acting together to acquire the Company's Common Stock pursuant to Rule 13d-5(b)(1), and, therefore, his interest in the securities of the Company is currently not required to be reported under Section 13 of the Exchange Act or in this Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

All Common Stock of the Company acquired or held by Mr. Garcia to date has been acquired with personal funds in the aggregate amount of approximately $10,285,700. In the future, Mr. Garcia (either alone or in combination with any interested parties, which could include members of the Company's executive management) may purchase additional shares of Common Stock with personal funds, funds borrowed from various financing sources, or a combination of such personal and borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and restated in its entirety as follows:


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On April 16, 2001, Ernest C. Garcia II made an offer (the "Offer") to the Board of Directors of the Company to purchase all of the outstanding shares of the Common Stock of the Company not already owned by Mr. Garcia. Under the terms of the Offer, the Company would have merged with a new entity ("Newco") owned by Mr. Garcia. Additionally, Gregory B. Sullivan, Chief Executive Officer of the Company, would have had the right to purchase, or receive an option to purchase, a twenty percent (20%) interest in Newco. However, due to the tragic events of September 11, 2001 and the economic uncertainty that has resulted, Mr. Garcia has withdrawn the Offer. As a result of the Offer being withdrawn, Mr. Sullivan does not have any arrangement to acquire an interest in the Company or any surviving entity as a result of a merger, and, therefore, is currently not a member of a group pursuant to Rule 13d-5(b)(1) and is currently not required to file reports of his beneficial ownership under Section 13 of the Exchange Act.

Mr. Garcia still believes that the Common Stock of the Company represents an attractive investment opportunity at its recent trading prices, and he remains interested in the possibility of acquiring all of the outstanding shares. Accordingly, to the extent that the Common Stock remains an attractive investment opportunity, Mr. Garcia may consider a new proposal to the Company or other possible acquisitions of some or all of the outstanding Common Stock owned by other shareholders of the Company (either alone or in combination with other interested parties, which could include members of the Company's executive management). Such acquisition might be accomplished through a number of alternative transactions, including without limitation, open market purchases, tender offers, privately negotiated transactions and/or a recapitalization of the Company, in which such shares of Common Stock could be converted into the right to receive some combination of cash and debt, or all debt. Any such recapitalization could be effected through a merger or other reorganization of the Company. If Mr. Garcia were to acquire all or a substantial majority of the outstanding shares of Common Stock held by other shareholders, the Common Stock could be delisted from trading on The NASDAQ National Market or any other exchange or inter-dealer quotation system, and the Common Stock could become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) Mr. Garcia beneficially own an aggregate of 6,907,100 shares, approximately 56.1%, of the Common Stock of the Company consisting of:
(i) 6,867,100 shares owned directly by Mr. Garcia; and (ii) 40,000 shares which Mr. Garcia has the right to acquire under presently exercisable stock options.

(b) Mr. Garcia has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him.

(c) Mr. Garcia has not effected any transactions in securities of the Company within the last 60 days.

(d)   Not applicable.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by deleting the first paragraph of Item 6 and adding the following paragraph as the first paragraph of Item 6:

As a result of the Offer being withdrawn, Mr. Sullivan does not have any arrangement to acquire an interest in the Company or any surviving entity as a result of a merger and, therefore, is currently not a member of a group pursuant to Rule 13d-5(b)(1) and is currently not required to file reports of his beneficial ownership under Section 13 of the Exchange Act. Accordingly, there is no contract, agreement, understanding or relationship required to be disclosed pursuant to this Item 6 with respect to Mr. Sullivan.

Item 6 is hereby amended by adding the following paragraph to the end of Item 6:

Mr. Garcia and the Company have reached an understanding that the Warrant Shares will not be issued until such issuance is approved by the shareholders of the Company at the next shareholder's meeting.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

    Exhibit No.        Description
    -----------        -----------
            *1.        Stock Purchase Agreement, dated January 9, 2001, by and among Harris
                       Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

            *2.        Stock Purchase Agreement, dated January 9, 2001, by and among Harris
                       Associates, L.P., Ernest C. Garcia, II and Cygnet Capital Corporation.

            *3.        Loan Agreement, dated January 11, 2001, by and between Ugly Duckling
                       Corporation and Verde Investments, Inc.

            *4.        Form of Warrant Agreement, dated July 25, 2001, by and between Ugly
                       Duckling Corporation and Verde Investments, Inc.

            *5.        Non-Qualified Stock Option Agreement, dated March 2, 1999, between
                       Ernest C. Garcia, II and Ugly Duckling Corporation.

            *6.        Letter Agreement, dated March 15, 2001, by and among Cygnet Capital
                       Corporation, Arbco Associates, L.P. and Kayne Anderson Non-Traditional
                       Investments, L.P.

            *7.        Stock Pledge Agreement, dated March 15, 2001, by and among Ernest C.
                       Garcia, II, Elizabeth Joanne Garcia, Arbco Associates, L.P. and Kayne
                       Anderson Non-Traditional Investments, L.P.

            *8.        Merger Proposal, dated April 16, 2001, from Ernest C. Garcia, II to the
                       Board of Directors of Ugly Duckling Corporation.


  * Indicates previously filed with the Schedule 13D, as amended.


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SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            September 26, 2001
                                            ----------------------------------
                                            Date


                                             /s/ Ernest C. Garcia, II
                                            ----------------------------------
                                            Ernest C. Garcia, II





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